September 13, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	EMC Insurance Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 16, 2006
File No. 000-10956

Dear Mr. Rosenberg:

Following is the Company’s revised response to comment No. 1 contained in your comment letter dated May 19, 2006. The supplemental disclosures requested have been incorporated into the Critical Accounting Policies discussion contained in the 2005 Form 10-K, which has been reproduced below. The paragraphs have been numbered and the supplemental disclosures have been highlighted to assist in your review.

We respectively request that the Company be allowed to incorporate these supplemental disclosures into future Form 10-K filings, as opposed to amending the 2005 Form 10-K. We make this request for the following reasons:

1. We believe that we have complied, in all material respects, with the reporting requirements under the Securities Exchange Act of 1934.

2. We believe that we have provided adequate information that investors require for an informed investment decision.

3. While we believe that the supplemental disclosures will enhance our Management’s Discussion and Analysis of Financial Condition and Results of Operation, we do not believe that this information is “corrective” in nature.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 47

Critical Accounting Policies, page 53

Loss and settlement expense reserves, page 53

1. We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosures should enable the investor to understand 1) management’s process for establishing the estimate 2) the reasons for changes in the historical estimate 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments listed below. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

a.

We are aware that there are different methodologies for the short-tail vs. long-tail business. As it appears that you have short-tail and long-tail contracts, please provide a description of the methodology used by tail or by line of business in addition to your current disclosures.

Response: See paragraphs 4 – 6 under the heading “Processes and assumptions for establishing loss and settlement expense reserves - Property and Casualty Insurance Segment”.

b.

Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the methodology used, how you determine the provision for uncertainty.

Response: See paragraph 7 under the heading “Processes and assumptions for establishing loss and settlement expense reserves - Property and Casualty Insurance Segment”.

c.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:
1.	For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.
2.

Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed, and/or other factors as discussed in 1 above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

Response: See paragraphs 2, 9, 11 and 12 under the heading “Processes and assumptions for establishing loss and settlement expense reserves - Property and Casualty Insurance Segment”.

d.

In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Response: See paragraphs 9, 11 and 15 - 18 under the heading “Processes and assumptions for establishing loss and settlement expense reserves - Property and Casualty Insurance Segment” and paragraph 34 under the heading “Reinsurance Segment”.

e.

Within your range disclosure on page 64. Please enhance this disclosure by describing in greater detail the factors that caused management to select the amount within the range that it did when establishing this reserve.

Response: See paragraphs 41 and 42 under the heading “Variability of loss and settlement expense reserves”.

CRITICAL ACCOUNTING POLICIES

(1)     The following accounting policies are considered by management to be critically important in the preparation and understanding of the Company’s financial statements and related disclosures. The assumptions utilized in the application of these accounting policies are complex and require subjective judgment.

Loss and settlement expense reserves

Processes and assumptions for establishing loss and settlement expense reserves

(2)     Liabilities for losses are based upon case-basis estimates of reported losses and estimates of incurred but not reported (“IBNR”) losses. IBNR loss reserves are established independently of the case loss reserves and the two amounts are added together to determine the total liability for losses. For direct insurance business, the Company’s IBNR reserves are estimates of liability for accidents that have occurred, but have not yet been reported to the Company. For assumed reinsurance business, IBNR reserves are also used to record anticipated increases in reserves for claims that have previously been reported. An estimate of the expected expenses to be incurred in the settlement of the claims provided for in the loss reserves is established as the liability for settlement expenses.

Property and Casualty Insurance Segment

(3)     The Company’s claims department establishes case loss reserves for direct business. Branch claims personnel establish case reserves for individual claims, with mandatory home office claims department review of reserves that exceed a specified threshold. The Company’s case loss reserve philosophy is exposure based and implicitly assumes a consistent inflationary and legal environment. When claims department personnel establish loss reserves they take into account various factors that influence the potential exposure.

(4)     The Company has implemented specific line-of-business guidelines that are used to establish the individual case reserve estimates. These guidelines, which are used for both short-tail and long-tail claims, require the claims department personnel to reserve for the probable (most likely) exposure for each claim. Probable exposure is defined as what is likely to be awarded if the case were to be decided by a civil court in the applicable venue or, in the case of a workers’ compensation case, by that state’s Workers’ Compensation Commission. This evaluation process is repeated throughout the life of the claim at regular intervals, and as additional information becomes available. This process of regular reviews allows adjustments to be made for location and time specific factors, such as legal venue, severity of claim, inflation, and changes in applicable laws.

(5)     To provide consistency in the reserving process, the Company utilizes established claims management processes and an automated claims system. Claims personnel conduct random reserve reviews to verify the accuracy of the reserve estimates and adherence to the reserving guidelines. In addition, the Company has specific line-of-business management controls for case reserves. For example, all workers’ compensation claim files are reviewed by management when compensation benefits are going to be declined, and all back strain cases are required to be reviewed every two weeks for reserve adequacy.

(6)     The Company’s automated claims system utilizes an automatic diary process that helps ensure that case reserve estimates are reviewed on a regular basis. The claims system requires written documentation each time a case reserve is established or modified, which provides management with the information necessary to perform reserve reviews and monitor reserve development. In addition, the claims system produces monthly reports that allow management to analyze case reserve development. Case reserve development can be analyzed in the aggregate, by branch, by line of business, or by claims adjuster.

(7)     The goal of the Company’s claims department is to establish and maintain loss reserves that are sufficient, but not excessive. Due to the fact that specific guidelines are utilized for establishing case reserves, the Company does not incorporate a provision for uncertainty (either implicitly or explicitly) when setting individual case reserve estimates. The Company’s actuaries do, however, review the adequacy of the overall case reserves on a quarterly basis and make recommendations for adjustments if deemed appropriate. Such adjustments to the case reserves are accomplished through the implementation of bulk case reserves in the applicable line(s) of business, which supplement the individual case reserves.

(8)     As of December 31, 2005, IBNR loss reserves accounted for $71,664,000, or 17.5 percent, of the property and casualty insurance segment’s total loss and settlement expense reserves, compared to $55,720,000, or 18.0 percent at December 31, 2004. IBNR reserves are, by nature, less precise than case reserves. A five percent change in IBNR reserves at December 31, 2005 would equate to a $3,583,000 change in loss reserves, which would represent 5.4 percent of net income and 0.9 percent of stockholders’ equity.

(9)     The Company’s formula IBNR reserves are established for each line of business by applying factors to the latest twelve months premiums earned. These factors are developed using a methodology that compares (1) IBNR claims that have emerged after prior year-ends to (2) corresponding prior years’ premiums earned that have been adjusted to the current level of rate adequacy. Included in the rate adequacy adjustment is consideration of current frequency and severity trends compared to the trends underlying prior years’ calculations. The selected trends are based on an analysis of industry and Company loss data. The methodology used in estimating formula IBNR reserves assumes consistency in claims reporting patterns and immaterial changes in loss development patterns. Implicit in this assumption is that future IBNR claims emergence relative to IBNR claims that have emerged following prior year-ends will reflect the change in frequency and severity trends underlying the rate adequacy adjustments. If this projected relationship proves to be inaccurate, future IBNR claims may differ substantially from the estimated IBNR reserves. The following table displays the impact that a five percent variance in IBNR emergence from the projected level reflected in the December 31, 2005 IBNR factors would have on the Company’s results of operations. This variance in IBNR emergence could occur in one year or over multiple years, depending when the claims were reported. A variance in IBNR emergence would also affect the Company’s financial position in that the Company’s equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in IBNR emergence is considered to be reasonably likely based on the range of actuarial indications developed during the analysis of the Company’s carried reserves.

Line of Business	After-tax Impact on Earnings from a Five Percent Variance in IBNR Emergence
($ in thousands)
Personal auto liability	$(84) to $84
Commercial auto liability	(265) to 265
Auto physical damage	(52) to 52
Workers' compensation	(353) to 353
Other liability	(1,259) to 1,259
Property	(106) to 106
Homeowners	(56) to 56
All Other	(76) to 76

(10)   Ceded reserves are derived by applying the ceded contract terms to the direct reserves. For excess-of-loss contracts (excluding the catastrophe contract), this is accomplished by applying the ceded contract terms to the case reserves of the ceded claims. For the catastrophe excess-of-loss contract, ceded reserves are calculated by applying the contract terms to both the aggregate case reserves on claims stemming from catastrophes and the estimate of IBNR reserves developed for each individual catastrophe. For quota share contracts, ceded reserves are calculated as the quota share percentage multiplied by both case and IBNR reserves on the direct business.

(11)   The methodology used for reserving settlement expenses is based on an analysis of historical ratios of paid expenses to paid losses. Assumptions underlying this methodology include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, and a consistent philosophy regarding the defense of lawsuits. Based on this actuarial analysis, factors are derived for each line of business, which are applied to loss reserves to generate the settlement expense reserves. The following table displays the impact on the Company’s results of operations, for the latest ten accident years, of a one percent variance in the ratio of ultimate settlement expenses to ultimate losses due to departures from any of the above assumptions. This variance in the ultimate settlement expense ratio could occur in one year or over multiple years, depending on the loss and settlement expense payment patterns. A variance in the ultimate settlement expense ratio would also affect the Company’s financial position in that the Company’s equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the expenses have not been paid. A one percent variance in the ratio of ultimate settlement expenses to ultimate losses is considered to be reasonably likely based on the range of actuarial indications developed during the analysis of the Company’s carried reserves.

Line of Business	After-tax Impact on Earnings from a One Percent Variance in the Ultimate Settlement Expense Ratio
($ in thousands)
Personal auto liability	$(64) to $64
Commercial auto liability	(171) to 171
Auto physical damage	(34) to 34
Workers' compensation	(190) to 190
Other liability	(549) to 549
Property	(100) to 100
Homeowners	(74) to 74
All Other	(14) to 14

(12)   The property and casualty insurance segment experienced a significant amount of adverse development on prior years’ reserves during 2004 and a more moderate amount of adverse development during 2003. For 2004, the adverse development is attributed to a combination of newly reported claims in excess of carried IBNR reserves, development on case reserves of previously reported claims, bulk reserve strengthening and settlement expense reserve increases resulting from increases in case reserves. For 2003, the adverse development is attributed to a combination of newly reported claims in excess of carried IBNR reserves, development on case reserves of previously reported claims and bulk reserve strengthening. None of the adverse development experienced during 2004 and 2003 is associated with changes in the key actuarial assumptions utilized to estimate loss and settlement expense reserves. For a detailed discussion of the factors influencing the development of prior years’ reserves during the past three years, see the discussion entitled “Loss and Settlement Expense Reserves” under the “Narrative Description of Business” heading in the Business Section under Item 1 of this Form 10-K.

(13)   Following is a summary of the carried loss and settlement expense reserves for the property and casualty insurance segment at December 31, 2005 and 2004. The reserve amounts at December 31, 2005 reflect the Company’s 30.0 percent participation in the pooling agreement, while the reserve amounts at December 31, 2004 reflect the prior 23.5 percent participation in the pooling agreement.

	December 31, 2005
			Settlement
Line of Business	Case	IBNR	Expense	Total
	($ in thousands)
Commercial lines:
Automobile	$ 41,893	$ 8,614	$ 9,164	$ 59,671
Property	16,393	3,730	2,697	22,820
Workers compensation	114,408	14,685	16,590	145,683
Liability	55,280	38,200	44,333	137,813
Bonds	1,750	1,026	738	3,514
Total commercial lines	229,724	66,255	73,522	369,501

Personal lines:
Automobile	23,061	2,485	2,998	28,544
Property	6,820	2,924	1,553	11,297
Total personal lines	29,881	5,409	4,551	39,841
Total property and casualty
insurance segment	$ 259,605	$ 71,664	$ 78,073	$ 409,342

	December 31, 2004
			Settlement
Line of Business	Case	IBNR	Expense	Total
	($ in thousands)
Commercial lines:
Automobile	$ 31,139	$ 5,798	$ 6,987	$ 43,924
Property	8,339	2,468	1,816	12,623
Workers compensation	80,615	16,928	13,315	110,858
Liability	50,561	25,631	34,055	110,247
Bonds	1,028	731	613	2,372
Total commercial lines	171,682	51,556	56,786	280,024

Personal lines:
Automobile	17,271	2,275	2,339	21,885
Property	5,019	1,889	1,155	8,063
Total personal lines	22,290	4,164	3,494	29,948
Total property and casualty
insurance segment	$ 193,972	$ 55,720	$ 60,280	$ 309,972

(14)   Internal actuarial evaluations of overall loss reserve levels are performed quarterly for all direct lines of business. There is a certain amount of random variation in loss development patterns, which results in some uncertainty regarding projected ultimate losses, particularly for longer tail lines such as workers’ compensation, other liability and commercial auto liability. Therefore, the reasonability of the actuarial projections is regularly monitored through an examination of loss ratio and claims severity trends implied by these projections. Following is a discussion of the major assumptions underlying the quarterly internal actuarial reserve evaluations.

(15)   One assumption underlying aggregate reserve estimation methods is that the claims inflation trends implicitly built into the historical loss and settlement expense development patterns will continue into the future. To estimate the sensitivity of the estimated ultimate loss and settlement expense payments to an unexpected change in inflationary trends, the actuarial department derived expected payment patterns separately for each major line of business. These patterns were applied to the December 31, 2005 loss and settlement expense reserves to generate estimated annual incremental loss and settlement expense payments for each subsequent calendar year. Then, for the purpose of sensitivity testing, an explicit annual inflationary variance of one percent was added to the inflationary trend that is implicitly embedded in the estimated payment pattern, and revised incremental loss and settlement expense payments were calculated. This unexpected claims inflation trend could arise from a variety of sources including a change in economic inflation, social inflation and, especially for the workers’ compensation line of business, the introduction of new medical technologies and procedures, changes in the utilization of procedures and changes in life expectancy. The estimated cumulative impact that this unexpected one percent variance in the inflationary trend would have on the Company’s results of operations over the lifetime of the underlying claims is shown below. A variance in the inflationary trend would also affect the Company’s financial position in that the Company’s equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A one percent variance in the projected inflationary trend is considered reasonably likely based on the range of actuarial indications developed during the analysis of the Company’s carried reserves.

Line of Business	After-tax Impact on Earnings from a One Percent Variance in the Projected Inflationary Trend
($ in thousands)
Personal auto liability	$(225) to $225
Commercial auto liability	(866) to 866
Auto physical damage	(19) to 19
Workers' compensation	(4,878) to 4,878
Other liability	(3,010) to 3,010
Property	(101) to 101
Homeowners	(57) to 57

(16)   A second assumption is that historical loss payment patterns have not changed. In other words, the percentage of ultimate losses that are not yet paid at any given stage of accident year development is consistent over time. The following table displays the impact on the Company’s results of operations, for the latest ten accident years, of a five percent variance in unpaid losses to date from the percentages anticipated in the paid loss projection factors. That is, future loss payments under this scenario would be expected to differ from the original actuarial loss reserve estimates by these amounts. This variance in future loss payments could occur in one year or over multiple years. A variance in future loss payments would also affect the Company’s financial position in that the Company’s equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in projected future loss payments is considered reasonably likely based on the range of actuarial indications developed during the analysis of the Company’s carried reserves.

Line of Business	After-tax Impact on Earnings from a One Percent Variance in Future Loss Payments
($ in thousands)
Personal auto liability	$(765) to $765
Commercial auto liability	(1,638) to 1,638
Auto physical damage	(64) to 64
Workers' compensation	(3,279) to 3,279
Other liability	(3,095) to 3,095
Property	(603) to 603
Homeowners	(237) to 237
All Other	(97) to 97

(17)   A third assumption is that case reserve adequacy is consistent over time. The following table displays the impact on the Company’s results of operations, for the latest ten accident years, of a five percent variance in case reserve adequacy from the level anticipated in the incurred loss projection factors. In other words, future loss payments under this scenario would be expected to vary from actuarial reserve estimates by these amounts. This variance in expected loss payments could occur in one year or over multiple years. A change in case reserve adequacy would also affect the Company’s financial position in that the Company’s equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in case reserve adequacy is considered reasonably likely based on the range of actuarial indications developed during the analysis of the Company’s carried reserves.

Line of Business	After-tax Impact on Earnings from a Five Percent Variance in Case Reserve Adequacy
($ in thousands)
Personal auto liability	$(802) to $802
Commercial auto liability	(1,554) to 1,554
Auto physical damage	(78) to 78
Workers' compensation	(3,421) to 3,421
Other liability	(2,612) to 2,612
Property	(579) to 579
Homeowners	(214) to 214
All Other	(80) to 80

(18)   A fourth assumption is that IBNR emergence as a percentage of reported losses is historically consistent and will continue at the historical level. The following table displays the estimated impact on the Company’s results of operations, for the latest ten accident years, of a five percent variance in IBNR losses from the level anticipated in the loss projection factors. Under this scenario, future loss payments would be expected to vary from actuarial reserve estimates by these amounts. This variance in IBNR emergence could occur in one year or over multiple years. A variance in IBNR emergence would also affect the Company’s financial position in that the Company’s equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in IBNR emergence is considered reasonably likely based on the range of actuarial indications developed during the analysis of the Company’s carried reserves.

Line of Business	After-tax Impact on Earnings from a Five Percent Variance in IBNR Emergence
($ in thousands)
Personal auto liability	$(86) to $86
Commercial auto liability	(286) to 286
Auto physical damage	(49) to 49
Workers' compensation	(417) to 417
Other liability	(1,316) to 1,316
Property	(108) to 108
Homeowners	(49) to 49

(19)   Historically, individual case reserves established by the claims department have been adequate. However, actuarial analyses performed during 2003 indicated that overall case reserves appeared to be somewhat inadequate. This apparent inadequacy was driven by the workers’ compensation line of business, where adverse development more than offset the favorable development experienced on all other lines of business combined. Further analysis revealed that recent adverse development experienced in the workers’ compensation line of business was arising from both the indemnity and medical portion of the claims. The underlying data indicated that the aggregate liability associated with time away from work was somewhat underestimated and that permanent injury awards were somewhat underestimated and/or not anticipated when the reserves were established. In response to these findings, the Company established a bulk case reserve for the workers’ compensation line of business to supplement the individual case reserves. Beginning in 2004, an actuarial evaluation of case reserve adequacy was performed each quarter, which resulted in additional increases in the bulk case reserve during 2004.

(20)   To address the underlying cause of the indicated deficiency in case reserves, the home office claims department in early 2004 instructed each of the 16 branch offices to review and carefully reevaluate all claim reserves for adequacy. As a result of these reviews, case reserves were strengthened significantly in both the second and third quarters of 2004 and the third quarter actuarial review indicated that case reserves, as well as total loss and settlement expense reserves, were adequate. However, during the required fourth quarter inventory and review process, the branch offices further strengthened their case reserves, generating a significant amount of adverse development on prior year’s reserves. With this additional strengthening, carried loss and settlement expense reserves were toward the high end of the range of actuarial reserve indications at December 31, 2004.

(21)   During 2005, the level of case reserve adequacy in the workers’ compensation line of business was carefully monitored. Available evidence suggests that claims adjusters continued to establish case reserves at appropriate levels, and that the indicated adequacy of individual case reserves at December 31, 2004 was maintained throughout 2005. Consequently, a portion of the workers’ compensation bulk case reserve was reallocated to various components of the loss and settlement expense reserve for the other liability line of business (IBNR, asbestos and settlement expense) and the remaining amount was eliminated at the end of 2005. At year-end 2005, carried loss and settlement expense reserves were once again toward the high end of the range of actuarial indications.

(22)   One of the variables impacting the estimation of IBNR reserves is the assumption that the vast majority of future construction defect losses will continue to occur in those states in which most construction defect claims have historically arisen. Since the vast majority of these losses have been confined to a relatively small number of states, which is consistent with industry experience, there is no provision in the IBNR reserve for a significant spread of construction defect claims to other states. It is also assumed that various underwriting initiatives implemented in recent years will gradually mitigate the amount of construction defect losses experienced. These initiatives include exclusionary endorsements, increased care regarding additional insured endorsements, a general reduction in the amount of contractor business written relative to the total commercial lines book of business and underwriting restrictions on the writing of residential contractors. The estimation of the Company’s IBNR reserves also does not contemplate substantial losses from potential mass torts such as Methyl Tertiary Butyl Ether (a gasoline additive that reduces emissions, but causes pollution), tobacco, silicosis, cell phones and lead. Further, consistent with general industry practice, the IBNR reserve for all liability lines does not provide for any significant retroactive expansion of coverage through judicial interpretation. If these assumptions prove to be incorrect, ultimate paid amounts on emerged IBNR claims may differ substantially from the carried IBNR reserves.

(23)   As previously noted, the estimation of settlement expense reserves assumes a consistent claims department philosophy regarding the defense of lawsuits. If the Company should in the future take a more aggressive defense posture, defense costs would increase and it is likely that carried settlement expense reserves would be deficient. However, such a change in philosophy could be expected to reduce losses, generating some offsetting redundancy in the loss reserves.

(24)   The property and casualty insurance subsidiaries have exposure to environmental and asbestos claims arising primarily from the other liability line of business. This exposure is closely monitored by management, and the Company has established IBNR reserves to cover estimated ultimate losses. Currently, asbestos reserves are based on the results of an independent consultant’s ground-up study of the Company’s asbestos exposures that was completed in early 2003. The Company elected to strengthen asbestos reserves moderately in 2005 in consideration of the implied three-year survival ratio (ratio of loss reserves to the three-year average of loss payments). Environmental reserves are also established with consideration of the implied three-year survival ratio. Estimation of ultimate liabilities for these exposures is unusually difficult due to unresolved issues such as whether coverage exists, the definition of an occurrence, the determination of ultimate damages and the allocation of such damages to financially responsible parties. Therefore, any estimation of these liabilities is subject to greater than normal variation and uncertainty, and ultimate payments for losses and settlement expenses for these exposures may differ significantly from the carried reserves.

Reinsurance Segment

(25)   The reinsurance book of business is comprised of two major components. The first is Home Office Reinsurance Assumed Department (“HORAD”), which is the reinsurance business that is underwritten by Employers Mutual. The second is the MRB pool, which is a voluntary reinsurance pool in which Employers Mutual participates with other unaffiliated insurers.

(26)   The primary actuarial methods used to project ultimate policy year losses on the assumed reinsurance business are paid development, incurred development and Bornhuetter-Ferguson, a recognized actuarial methodology. The assumptions underlying the various projection methods include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, consistent case reserving practices and appropriate Bornhuetter-Ferguson expected loss ratio selections.

(27)   For the HORAD component, Employers Mutual records the case and IBNR reserves reported by the ceding companies. Since many ceding companies in the HORAD book of business do not report IBNR reserves, Employers Mutual establishes a bulk IBNR reserve, which is based on an actuarial reserve analysis, to cover the lag in reporting. For MRB, Employers Mutual records the case and IBNR reserves reported to it by the management of the pool, along with a relatively small IBNR reserve to cover a one month reporting lag. To verify the adequacy of the reported reserves, an actuarial evaluation of MRB’s reserves is performed at each year-end.

(28)   Settlement expense reserves for both the HORAD and MRB books of business are developed through the application of factors to carried loss reserves. The factors are derived from an analysis of paid settlement expenses to paid losses. The assumptions described for the property and casualty insurance segment also apply to the reinsurance segment settlement expense reserving process.

(29)   At December 31, 2005, the carried reserves for HORAD and MRB combined were in the upper quarter of the range of actuarial reserve indications. This selection reflects the fact that there are inherent uncertainties involved in establishing reserves for assumed reinsurance business. Such uncertainties include the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company’s reserving practices. Because of these uncertainties, there is a risk that the reinsurance segment’s reserves for losses and settlement expenses could prove to be inadequate, with a consequent adverse impact on the Company’s future earnings and stockholders’ equity.

(30)   At December 31, 2005, there was no backlog in the processing of assumed reinsurance information. Approximately $81,758,000 or 61 percent of the reinsurance segment’s carried reserves were reported by the ceding companies. Employers Mutual receives loss reserve and paid loss data from the ceding companies on individual excess-of-loss business. If a claim involves a single or small group of claimants, a summary of the loss and claim outlook is normally provided. Summarized data is provided for catastrophe claims and pro rata business, which is subject to closer review if inconsistencies are suspected. Unearned premiums are generally reported on pro rata accounts, but are usually calculated by Employers Mutual on excess-of-loss business.

(31)   Carried reserves established in addition to those reported by the ceding companies totaled approximately $52,974,000 at December 31, 2005. Since many ceding companies in the HORAD book of business do not report IBNR reserves, Employers Mutual establishes a bulk IBNR reserve to cover the lag in reporting. For the few ceding companies that do report IBNR reserves, Employers Mutual carries them as reported. These reported IBNR reserves are subtracted from the total IBNR reserve calculated by Employers Mutual’s actuaries, with the difference carried as bulk IBNR reserves. Except for a small IBNR reserve established to cover a one-month lag in reporting, the MRB IBNR reserve is established by the management of MRB. Employers Mutual rarely records additional case reserves.

(32)   Assumed reinsurance losses tend to be reported later than direct losses. This lag is reflected in loss projection factors for assumed reinsurance that tend to be higher than for direct business. The result is that assumed reinsurance IBNR reserves as a percentage of total reserves tend to be higher than for direct reserves. IBNR reserves totaled $73,986,000 and $66,092,000 at December 31, 2005 and 2004, respectively, and for both years accounted for approximately 55 percent of the reinsurance segment’s total loss reserves. IBNR reserves are, by nature, less precise than case reserves. A five percent change in IBNR reserves at December 31, 2005 would equate to a $3,699,000 change in loss reserves, which would represent 5.6 percent of net income and 0.9 percent of stockholders’ equity.

(33)   Following is a summary of the carried loss and settlement expense reserves for the reinsurance segment at December 31, 2005 and 2004.

	December 31, 2005
			Settlement
Line of Business	Case	IBNR	Expense	Total
	($ in thousands)
Pro Rata Reinsurance:
Property and casualty	$ 3,991	$ 2,604	$ 327	$ 6,922
Property	7,411	7,151	355	14,917
Crop	1,194	33	59	1,286
Casualty	1,847	3,400	212	5,459
Marine/Aviation	8,493	6,928	609	16,030
Total pro rata reinsurance	22,936	20,116	1,562	44,614

Excess-of-loss reinsurance:
Property	13,100	16,291	813	30,204
Casualty	19,076	36,900	1,891	57,867
Surety	1,293	679	52	2,024
Total excess-of-loss
reinsurance	33,469	53,870	2,756	90,095
Total reinsurance segment	$ 56,405	$ 73,986	$ 4,318	$ 134,709

	December 31, 2004
			Settlement
Line of Business	Case	IBNR	Expense	Total
	($ in thousands)
Pro Rata Reinsurance:
Property and casualty	$ 3,125	$ 2,899	$ 237	$ 6,261
Property	6,097	7,127	335	13,559
Crop	1,034	36	54	1,124
Casualty	2,267	4,418	296	6,981
Marine/Aviation	9,187	7,802	890	17,879
Total pro rata reinsurance	21,710	22,282	1,812	45,804

Excess-of-loss reinsurance:
Property	9,961	11,805	475	22,241
Casualty	16,436	31,050	1,719	49,205
Surety	1,440	955	60	2,455
Total excess-of-loss
reinsurance	27,837	43,810	2,254	73,901
Total reinsurance segment	$ 49,547	$ 66,092	$ 4,066	$ 119,705

(34)    Among the assumptions implicit in methodologies utilized to establish reserves for the reinsurance segment are stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, consistent case reserving practices and appropriate Bornhuetter-Ferguson expected loss ratio selections. The tables below display the impact on the Company’s results of operations from (1) a five percent variance in case reserve adequacy from the level anticipated in the incurred loss projection factors, (2) a one percent variance in the implicit annual claims inflation rate, (3) a five percent variance in IBNR losses as a percentage of reported incurred losses (due, for example, to changes in mix of business or claims processing procedures) and (4) a five percent variance in the expected loss ratios used with the Bornhuetter-Ferguson method. In other words, under each scenario, future loss and settlement expense payments would be expected to vary from actuarial reserve estimates by the amounts shown below. This variance in future loss and settlement expense payments could occur in one year or over multiple years. A variance in future loss and settlement payments would also affect the Company’s financial position in that the Company’s equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. Such variances are considered reasonably likely based on the range of actuarial indications developed during the analysis of the Company’s carried reserves.

(1) Five percent variance in case reserve adequacy from the level anticipated in the incurred loss projection factors:

Reinsurance Segment	After-tax Impact on Earnings
($ in thousands)
MRB	$(1,141) to $1,141
HORAD	(2,272) to 2,272

(2) One percent variance in the implicit annual claims inflation rate:

Reinsurance Segment	After-tax Impact on Earnings
($ in thousands)
MRB	$(1,239) to $1,239
HORAD	(1,510) to 1,510

(3) Five percent variance in IBNR losses from the level anticipated in the loss projection factors:

Reinsurance Segment	After-tax Impact on Earnings
($ in thousands)
MRB	$(834) to $834
HORAD	(1,707) to 1,707

(4) Five percent variance in the expected loss ratios used with the Bornhuetter-Ferguson method:

Reinsurance Segment	After-tax Impact on Earnings
($ in thousands)
MRB	$(528) to $528
HORAD	(1,927) to 1,927

(35)   To ensure the accuracy and completeness of the information received from the ceding companies, the actuarial department carefully reviews the latest five HORAD policy years on a quarterly basis, and all policy years on an annual basis. Any significant departures from historical reporting patterns are brought to the attention of the reinsurance department staff, who contact the ceding company or broker for clarification.

(36)   Employers Mutual’s actuarial department annually reviews the MRB reserves for reasonableness. These analyses use a variety of actuarial techniques, which are applied at a line-of-business level. MRB staff supplies the reserve analysis data, which is verified for accuracy by Employers Mutual’s actuaries. This review process is replicated by certain other MRB member companies, using actuarial techniques they deem appropriate. Based on these reviews, Employers Mutual and the other MRB member companies have consistently found the MRB reserves to be appropriate.

(37)   For the HORAD book of business, paid and incurred loss development patterns for relatively short-tail lines of business (property and marine) are based on data reported by the ceding companies. Employers Mutual has determined that there is sufficient volume and stability in the reported losses to base projections of ultimate losses on these patterns. For longer tail lines of business (casualty), industry incurred development patterns are referenced due to the instability of development patterns based on reported historical losses.

(38)   For long-tail lines of business, unreliable estimates of unreported losses can result from the application of loss projection factors to reported losses. To some extent, this is also true for short-tail lines of business in the early stages of a policy year’s development. Therefore, in addition to loss-based projections, Employers Mutual generates estimates of unreported losses based on earned premiums. The latter estimates are sometimes more stable and reliable than projections based on losses.

(39)   Disputes with ceding companies do not occur often. Employers Mutual performs claims audits and reviews claim reports for accuracy, completeness and adequate reserving. Most reinsurance contracts contain arbitration clauses to resolve disputes, but such disputes are generally resolved without arbitration due to the long-term and ongoing relationships that exist with those companies. There were no matters in dispute at December 31, 2005.

Variability of loss and settlement expense reserves

(40)   The Company does not determine a range of estimates for all components of the loss and settlement expense reserves at the time those reserves are established. However, at each year-end an actuarially determined range of estimates is developed for the major components of the loss and settlement expense reserves. All reserves are reviewed, except for the involuntary workers’ compensation pools, for which reliance is placed on a reserve opinion received from the National Council on Compensation Insurance certifying the reasonableness of those reserves. Shown below are the actuarially determined ranges of reserve estimates as of December 31, 2005, along with the net carried reserves. The last two columns display the estimated after-tax impact on earnings if the reserves were moved to the high endpoint and the low endpoint of the ranges.

	Range of reserve estimates			After-tax impact on earnings
				Reserves	Reserves
($ in thousands)	High	Low	Carried	at high	at low
Property and casualty
insurance segment	$ 377,404	$ 318,897	$ 366,692	$ (6,963)	$ 31,067
Reinsurance segment	136,046	115,398	134,709	(869)	12,552
	$ 513,450	$ 434,295	$ 501,401	$ (7,832)	$ 43,619

(41)   For the property and casualty insurance segment, total carried reserves for direct business equal the individual case reserves established primarily by the claims adjusters in the sixteen branch offices, with assistance of the home office claims department, plus IBNR reserves and settlement expense reserves established by home office management. The precise location of total carried reserves within the actuarial range is unknown at the time reserves are established because the final actuarial evaluation of reserve adequacy is conducted after establishment of the reserves. However, IBNR and settlement expense reserves are carried at levels near the midpoint of preliminary actuarial ranges. The fact that carried property and casualty insurance segment reserves at December 31, 2005 were in the upper quarter of the range of actuarial estimates is attributable primarily to the estimated adequacy of individual case reserves, and not to the existence of a specific targeted total reserve adequacy level.

(42)   As previously noted, the greater volatility and uncertainty inherent in the reinsurance segment warrants, in management’s opinion, a somewhat greater degree of conservatism. Therefore, management’s objective is to carry reinsurance segment reserves in the upper quarter of the range of actuarial reserve estimates.

If you have questions or comments regarding our responses to your comments, please contact me at (515) 345-2902. Management of the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark E. Reese

Mark E. Reese

Senior Vice President & Chief Financial Officer

EMC Insurance Group Inc.